Filed by CC Neuberger Principal Holdings II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vector Holding, LLC

CCNB-Getty Media Filing – Craig Peters Bloomberg TV Interview 12.10.21

Romaine Bostick, Bloomberg TV:

We are going to stick here on equities here. The newest company here to join the public markets is a company that used to be part of the public markets. Getty Images returning back to the public markets after 13 years. CC Capital and Neuberger Berman, a blank check firm being led by them—well, that’s helping to bring the company back. Here, Getty Images CEO Craig Peters joining us right now to talk a little bit more, not only about this deal, but I guess how we think of Getty Images. Craig, I mean, a lot of us, we think of this company as stock images, the kind of stuff we use as journalists to put in our stories. But this company, when you start to look at the financials, when you look at the filings here, it’s a little bit broader than maybe what some of us remember.

Craig Peters, Getty Images CEO:

Yeah, well, first off, thank you for having me and thank you for being both a customer and a partner of Getty Images. So, thank you for that. This is a great brand, it’s a great business, it’s one where we are incredibly pleased with our performance. We are incredibly pleased by our prospects. And we’re really happy with the transaction that we were able to secure with CC Neuberger. As you point out, we’re really sitting at the core of helping businesses of all types, whether you are a corporation, whether you’re a media company or whether you’re an ad agency, really create the visuals that you need in this visual world today. This is an image-driven, increasingly video-driven world, and we’re really focused in on solving some of those problems with our customers — how do we allow them to do that with quality, how do we allow them to do that with efficiency, how do we allow them to basically innovate in an image-rich world.

Taylor Riggs, Bloomberg TV:

You talked about customers, and I am curious about new customers. We’re in this new world of influencers and content creators. Is that a threat or a partnership?

Craig Peters, Getty Images CEO:

It’s really a huge opportunity for us. So, first off, I think you think about large businesses, they need to be out on social media, they need to be on TikTok and Instagram and everywhere else, and our product helps them to do that. Next down, you have small businesses and small businesses now need to look like a big business online. They need to be everywhere a big business is, and we’re helping them do that. We’ll have well over 400,000 new customers, new small business customers this year that we’ll add into this business. That’s up from about 250,000 in 2015. And then you look at the creator economy. Everybody really is a creator in this universe, and we made an acquisition in April this year called Unsplash, which really attracts that semiprofessional, that creative user, through their website and then they have over 15,000 API integrations across the creative economy. So, you know, I think it is one that really plays into Getty Images at all levels, whether you are talking, you know, the enterprise, whether you're talking about small businesses or you’re talking about that long-tail creator, we’ve got a solution across Getty Images, iStock and Unsplash that meets those all those needs.

Katie Greifeld, Bloomberg TV:

And Craig, it’s hard to have a conversation right now without bringing up NFTs, non-fungible tokens. I’m curious how Getty Images views that space and approaches it.

Craig Peters, Getty Images CEO:

Well, we view it as an opportunity. We certainly view it as an intellectual property owner, which is one of the things that really makes Getty Images unique — we own a large portion of the imagery that we represent, and we own a very large archive. And it’s early days in the NFT space, but as an intellectual property owner, we think about it as, kind of, monetization of culture. So, whether that’s sports, or whether that’s music, or fashion or celebrities, we kind of sit at the nexus of that culture, covering it all through our business, and we think we’ll have relevance into the NFT. We’ve worked with Dapper Labs, who’s worked with NBA Top Shot and, but it’s early days, but we do think over the long course, that is going to be something that we can bring our assets to and ultimately drive value from.

Romaine Bostick, Bloomberg TV:

When you think about how do you expand that to an audience that maybe isn’t, I guess as well-versed in some of these new digital offerings and these digital platforms here, I mean how do you market that?

Craig Peters, Getty Images CEO:

I think it is yet to be known. We will see how it develops. But I think at the core of it, it’s content that resonates with people. Like that’s the fundamental — does that picture resonate to your passion, does it resonate to your interests? And that’s what people are buying in a physical world, and that is what people are buying in an NFT world. They are buying things that resonate with them, whether that be art, imagery or passion. So, I think it starts with a great, fundamental core offering of imagery, which is what Getty Images has.

Katie Greifeld, Bloomberg TV:

And Craig, I want to talk about the way that Getty Images is reentering the public markets — through a SPAC rather than a traditional IPO. I am curious to hear why you ultimately went with that route?

Craig Peters, Getty Images CEO:

You know, well, we looked at all options. We started looking at a traditional IPO and SPAC, and, to be candid, we thought we were going to go down a more traditional IPO route. But we found in a partner in CC Neuberger — a combination of CC Capital and Neuberger Berman — investors that were excited about this business, that were as excited as we were. They were putting their own capital to work. So this is not the typical SPAC deal that we have seen. We have $800 million of committed capital in this deal across CC Neuberger, the Getty family, and then Koch Equity Development. And that gave us certainty. It gave us certainty, and it gave us another long-term shareholder to sit alongside our existing. This is not one where our shareholders are taking money off the table, they are putting more money in. So that’s why we chose this transaction. I don't think about us as SPAC or IPO. I look for really solid investors that believe in our business, and this was a great transaction because of that.

Romaine Bostick, Bloomberg TV:

Alright, that transaction, Getty Images going public here via blank check firm organized by CC Capital and Neuberger Berman, a $4.8 billion dollar valuation, at least on the initial pricing here. Getty Images CEO Craig Peters, we wish him well, we’ll catch up with him soon.